

November 26, 2013

Via E-mail
Mr. Michael S. Poteshman
Executive Vice President and Chief Financial Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

      Re: Tupperware Brands Corporation
              Form 10-K
              Filed February 26, 2013
              File No. 1-11657

Dear Mr. Poteshman:

      We have reviewed your response dated November 8, 2013 and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 29, 2012

Note 18: Guarantor Information, page 84

1. We note from your response to comment 15 in our letter dated October 10, 2013, that you identified two errors in your condensed consolidating statements of cash flows for each period presented in your 2012 Form 10-K and two subsequent Forms 10-Q. Please provide us with a comprehensive analysis regarding the materiality of the error based on the guidance in ASC 250-10-S99-1. Please note that the condensed consolidating financial statements are provided in lieu of providing separate financial statements for each guarantor subsidiary and should be presented with the same diligence for compliance with US GAAP and Regulation S-X as your consolidated financial statements. As part of your response, please provide us with the disclosures you would provide in accordance with the guidance in ASC 250-10-50-7 – 50-10.

Form 10-Q for the Fiscal Quarter Ended September 28, 2013

Goodwill and Intangible Assets, page 34

2. We note the revised disclosures you provided in response to comment 2 in our letter dated October 10, 2013, along with your response to comment 3. Please continue to

expand your disclosures for the $38.9 million impairment charge for the BeautiControl U.S. and Canadian operations to address the following:

- Quantify the negative sales trends that the reporting unit had recognized during the last several years as of the fiscal year 2011 impairment test, including the amount of loss and negative cash flow recognized for fiscal year 2011. Please also disclose the amount of sales, loss and negative cash flow the reporting unit recognized during the first half of fiscal year 2012 along with the anticipated sales, profit and cash flows estimated in the 2011 impairment test. This disclosure will provide investors with some perspective about how the actual operating results compared to the estimated results and the historical results that led to the material impairment charge.

- While we understand that the reporting unit did not perform as anticipated in the 2011 impairment test for the first half of fiscal year 2012, it remains unclear what the specific underlying factor or factors were that caused you to lower the growth projections for the foreseeable future. Your expanded disclosure should clearly explain why your sales continued to decline and what specifically happened in the second quarter of fiscal year 2012 to cause sales to drop so far below your estimates that you no longer expected sales to turnaround and begin to grow. As the goodwill impairment test is a long-term projection, a short-term decline in operating results would not cause a material impairment charge without some specific factor suggesting otherwise.

3. We note the additional disclosures you provided for the Nutrimetics Asia Pacific, Nutrimetics Europe and NaturCare impairment charges in response to comment 2 in our letter dated October 10, 2013. In this regard, you have disclosed that: i) Nutrimetics Asia Pacific was experiencing a "trend of decreasing sales, profit and cash flows" through the second quarter of 2012 and "the size and activity levels of the sales force were worse than previously expected" and ii) "the NaturCare reporting unit had had several years of decreasing sales and profit". In each instance where you reference a decline in operating results or state "several years," a "trend," or similar language, please quantify the decline in operating results reference and disclose the number of years.

4. We have read your response to comment 5 in our letter dated October 10, 2013, along with the revised disclosures provided in the third quarter of fiscal year 2013 Form 10-Q. As previously requested, please confirm that in future filings beginning with your 2013 Form 10-K that you will disclose, if true, that the fair value of all of your reporting units substantially exceed the respective carrying values, if appropriate. Please note that a fair value that is substantially in excess of the carrying value means that it is not reasonably likely that significant changes in the estimates and assumptions used to estimate fair value would occur and result in an impairment charge related to the assets. For example, it is unclear whether the estimated fair value of the BeautiControl reporting unit that exceeded the carrying value by 49% during fiscal year 2011 was substantially in excess of the carrying value, since a material impairment charge occurred with the 2012 impairment test. To the extent that you are unable to disclose that the fair value of a

reporting unit is substantially in excess of the carrying value and the goodwill is material to total assets and/or total equity, we continue to request that you provide the following disclosures at the reporting unit level:

- Identification of the reporting unit;
- A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.
- A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units' estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.

Liquidity and Capital Resources, page 43

5. We note that larger increases in inventory in 2013 negatively impacted operating cash flows for the nine months ended September 28, 2013. However, you did not provide investors with any insight as to the causes for the increase. Please confirm that you will disclose to investors the measure management uses to assess the realizability of inventories (i.e., days inventories outstanding or inventory turnover ratio) and provide investors with an explanation of the material factors causing a positive or negative change in the measure in future filings. Please refer to Item 303(a)(1) of Regulation S-X and Section 501.13 of the Financial Reporting Codification for guidance.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief